FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, December 31, 2009

2.	Summary of Minutes of the 467th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 23-28, 2009

3.	Summary of Minutes of the 468th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 13, 2009

4.	Summary of Minutes of the 469th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 23, 2009

5.	Summary of Principal Decisions of the 473rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 22-23, 2009

6.	Summary of Principal Decisions of the 474th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 30, 2009

7.	Summary of Minutes of the 98th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 24, 2009

8.	Summary of Minutes of the 99th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 23, 2009

9.	Summary of Minutes of the 100th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 13, 2009

10.	Summary of Minutes of the 101st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 23, 2009

11.	Summary of Minutes of the 102nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 1-4, 2009

12.	Summary of Principal Decisions of the 104th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 22-23, 2009

13.	Summary of Minutes of the 93rd Meeting of the Board of Directors, Cemig Distribuição S.A., November 23, 2009

14.	Summary of Minutes of the 94th Meeting of the Board of Directors, Cemig Distribuição S.A., November 23, 2009

15.	Summary of Principal Decisions of the 97th Meeting of the Board of Directors, Cemig Distribuição S.A., December 22-23, 2009

16.	Summary of Principal Decisions of the 98th Meeting of the Board of Directors, Cemig Distribuição S.A., December 30, 2009

17.	Material Announcement, CEMIG Signs Share Purchase Agreement for the Purchase of Interests in Light S.A., Companhia Energética de Minas Gerais – CEMIG, December 30, 2009

18.	Material Announcement, Absorption of Part of Assets and Liabilities of RME, Companhia Energética de Minas Gerais – CEMIG, December 31, 2009

19.	Market Announcement, Debentures of Cemig Geração e Transmissão S.A., Cemig Geração e Transmissão S.A.

20.	Press Release, CEMIG Increases Its Stake in Light S.A., Companhia Energética de Minas Gerais – CEMIG, December 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: January 8, 2010

1.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, December 31, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

DECEMBER 31, 2009

At 10 a.m. on December 31, 2009, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr.  Marco Antônio Rebelo Romanelli, Deputy General Counsel of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders.  She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.  Asking for the floor, the representative of the Stockholder State of Minas Gerais proposed the name of the stockholder Djalma Bastos de Morais to chair the Meeting. The proposal of the representative of the stockholder the State of Minas Gerais was put to the vote, and unanimously approved.

The Chairman then declared the meeting open, advising the meeting of the presence of Mr. Marcus Eolo de Lamounier Bicalho, member of the Audit Board, and of Mrs. Isabel Aparecida Bertoletti, representative of AMKS Contadores e Consultores Ltda., and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Valor Econômico on November 16, 17 and 18 of this year, the content of which is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 31, 2009 at 10 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1                 Ratification of the appointment and contracting of AMKS Contadores e Consultores Ltda. as the company responsible for valuation of the assets comprising the portions of Stockholders’ Equity for the purposes of the partial split of RME – Rio Minas Energia Participações S.A., with three parts being separated, and of absorption of each separated portion by Andrade Gutierrez Concessões S.A., Cemig, and Luce Empreendimentos e Participações S.A., as described in the Private Instrument of Protocol and Justification of Partial Split of RME – Rio Minas Energia Participações S.A., and also for preparation of the respective Valuation Opinion on RME – Rio Minas Energia Participações S.A.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2                 Approval of the said Valuation Opinion on RME – Rio Minas Energia Participações S.A.

3                 Approval of the disproportionate split of RME – Rio Minas Energia Participações S.A., in the precise terms of the Protocol and Justification of Partial Split of RME – Rio Minas Energia Participações S.A., with Andrade Gutierrez Concessões S.A., Cemig, Luce Empreendimentos e Participações S.A. and RME – Rio Minas Energia Participações S.A. each being responsible for 25% of the obligations of RME – Rio Minas Energia Participações S.A. up to the date of approval of the said partial split, without joint liability, with Equatorial Energia S.A. being guarantor, to the others, of RME – Rio Minas Energia Participações S.A., for its portion of 25% of any obligations of RME – Rio Minas Energia Participações S.A. arising from any act or fact taking place up to the date of approval of the partial split, this benefit being applicable in no specific order.

Any stockholder who wishes to be represented by proxy in the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by December 29, 2009, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, December 15, 2009

(Signed:) Sérgio Alair Barroso

Chairman of the Board of Directors”

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious.

He stated that as a result the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

On this question, the representative of the stockholder The State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment. He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais. He further explained that the decisions of this Meeting can only take into account what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are being taken within strict compliance with the Court decision.

Continuing, he noted that the Extraordinary and Special Appeals brought by Southern have not been admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, inefficacy of the Stockholders’ Agreement subject of the action.

Finally, he noted that the Federal Supreme Court, in a judgment given by Justice Joaquim Barbosa on December 16, 2009, refused Interlocutory Appeal 54743, brought by Southern Electric Brasil Participações Ltda.

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, and the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

DECEMBER 31, 2009.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

WHEREAS –

a)              on August 10, 2006, Companhia Energética de Minas Gerais (“Cemig”), together with Andrade Gutierrez Concessões S.A. (“AGC”), J.L.A. Participações S.A. (“JLA”) and Pactual Latin America Power Fund Ltd. (“Pactual”), acquired, from EDF International S.A. (“EDFI”) a total of 79.57% of the shares in Light S.A. (“Light”) by direct purchase of 75.39% of the common shares in Light, and by indirect purchase, through acquisition of 100% ownership of Lidil Comercial Ltda. (“Lidil”), which held them, of 4.18% of the common shares in Light;

b)             the acquisition of the stockholding control of Light took place indirectly through an unlisted holding company, named RME – Rio Minas Energia Participações S.A. (“RME”) in which the shareholders, as well as Cemig, were AGC, Pactual, and JLA;

c)              some changes in the original stockholding structure have taken place, in relation to the companies holding the shares in RME:

•                  the stockholder JLA was succeeded by Luce Brasil Fundo de Investimento em Participações (“FIP Luce”);

•                  the name of the stockholder Pactual, after a stockholding restructuring, was changed to Fundo de Investimento em Participações PCP (“FIP PCP”);

•                  FIP PCP became the controlling stockholder of Equatorial Energia S.A. (“Equatorial”), and Equatorial is the holder of a stockholding in RME;

d)             on May 16, 2007, the Brazilian Development Bank (“BNDES”) converted debentures that it held into shares, resulting in the BNDES having 31.44% of the shares of Light, the percentage shares of the other stockholders, including RME and Lidil, being consequently reduced from 79.57% to 52.12%, and from 4.18% to 2.74%, respectively;

e)              on July 14, 2009 the BNDES and EDFI made a Secondary Share Offering of an equity share interest totaling 14.4%;

f)                Clause 9.1 of the Stockholders’ Agreement signed by the partners of RME (“the Stockholders’ Agreement”), approved by Board Spending Decision (CRCA) No 016/2006, of March 9, 2006, states that the shares in Light owned by RME will be transferred to the stockholders of RME within 24 months after the acquisition and control of Light, and this period expired on August 10, 2008;

g)             the management of RME, in accordance with the Stockholders’ Agreement of RME, decided to put in place the necessary procedures for stockholding restructuring of RME in accordance with item 9.1 of the Stockholders’ Agreement;

h)             Light, in accordance with CVM Instruction 358/2002 published a Material Announcement on November 16, 2009, to its stockholders and to the market in general, giving notice of the stockholding restructuring of RME;

i)                 as per CRD 341/2009, of November 18, 2009, the Executive Board of Cemig decided to approve recommendation of vote, by the representatives of Cemig at the Extraordinary General Meeting of RME, in favor of the absorption of Lidil;

j)                 following the absorption of Lidil, the stockholding structure of RME and Light is as follows:

k)              in accordance with the orientation of the Motta, Fernandes Rocha law office, retained by RME to conduct the process of split of RME, the Executive Board of Light, and subsequently the Executive Board of Cemig, through its Chief Officer for Finance, Investor Relations and Control of Holdings, informally consulted the National Electricity Agency (“Aneel”), on the intended stockholding reorganization; and Aneel informally stated that its prior consent was not necessary for carrying out the restructuring presented, and requested that it should be given official notice of the restructuring carried out, upon conclusion of the process;

l)                 the Motta, Fernandes Rocha Law Office and the Regulations Department of Light S.A., with support from the consultants Abdo, Ellery & Associados, confirmed the opinion that the stockholding reorganization of RME does not require prior consent from Aneel, it being sufficient to inform that regulatory body a posteriori;

m)           after the absorption of Lidil by RME, the proposal for stockholding reorganization now comprises a disproportional split of RME, followed by absorption of each one of the parts separated in the split, by AGC, by Cemig, and by Luce Empreendimentos e Participações S.A. (“Luce”), a company controlled by FIP Luce, while RME will continue in existence, with 25% of its initial stockholders’ equity, and Equatorial as its sole stockholder;

n)             there is a need to prepare,  based on the Balance Sheet, a Valuation Opinion on the equity of RME (“the Valuation Opinion”) to determine the book value of its net assets and liabilities to be partially split and absorbed by the partners, and for this purpose the company AMKS Contadores e Consultores (“the Consultant”) was retained; and the Opinion, attached, will be analyzed by the Audit Board of Cemig prior to the Extraordinary General Meeting of Stockholders of Cemig that will decide on approval of the absorption, by Cemig, of the portion resulting from the split of RME;

o)             Article 264 of Law 6404/76 requires the preparation of a Valuation Opinion based on the value of the stockholders’ equity of the shares of the absorbing and the absorbed companies, the stockholders’ equity of both to be valued by the same criteria and on the same date, at market prices;

p)             on December 2, 2009, the Brazilian Securities Commission (CVM), by Official Letter CVM/SEP/GEA-3/Nº 1025/2009, of December 2, 2009, granted the permission requested by the stockholders of RME on November 5, 2009, for exemption from preparation of the said Valuation Opinion under Article 264 of Law 6404/76, arguing that there are no controlling stockholders in RME and that there will be no change in the capital of the absorbing companies, nor will there be substitution of shares;

q)             CVM Instruction 319, which governs absorption, merger and split transactions involving listed companies, also requires the publication, in the press, of a Material Announcement in accordance with its Clause 2, and preparation of financial statements audited by an independent auditor registered with the CVM;

r)                the Balance Sheet of RME raised on December 8, 2009 was audited by KPMG Auditores Independentes, as per the report attached;

s)              Articles 223 and 224 of Law 6404/76 make provisions on the need for the stockholders of RME to sign a private instrument dealing with and setting the conditions of the partial split of RME;

t)                for conclusion of the restructuring, an Extraordinary General Meeting of Stockholders of RME has been called for December 31, 2009, which will decide on the following matters:

(i)             examination, discussion and approval of the proposal for disproportional split of RME with three parts being separated, and absorption of each separated part by AGC, Cemig and Luce Empreendimentos e Participações S.A., as described in the Protocol of Partial Split and Justification of Split with Absorption by Existing Companies of the Separated Parts, attached (“the Protocol and Justification”);

(ii)          ratification of the appointment and contracting of AMKS Contadores e Consultores Ltda. as company responsible for valuation of the assets that comprise the portions of equity for the purposes of partial split of RME, and for preparation of the respective Valuation Opinion (“the Valuation Opinion”);

(iii)       examination, discussion and approval of the Valuation Opinion;

(iv)      approval of the disproportional split of RME, followed by absorption of the separated parts by AGC, Cemig and Luce;

(v)         decision on the reduction of the registered capital of RME in proportion to the assets and liabilities separated; and

(vi)      authorization for the management of RME to take all the measures necessary for formalizing the operation and the other decisions before the competent officers of public bodies.

u)             after the disproportional split of RME and absorption of each separated part by the stockholders, the stockholding structure of Light will be as follows:

v)             in the exact terms of the Protocol and Justification, AGC, Cemig, Luce and RME will be the holders of 25% (twenty five per cent) of the obligations of RME existing up to the date of approval of the said partial split, not being jointly liable for the obligations, and Equatorial shall be guarantor, in relation to the others, of RME for its portion of 25% of the obligations of RME arising from any act or fact which takes place up to the date of approval of the partial split, such benefit being applicable in no specific order;

w)           before the holding of the General Meetings of Stockholders to decide on confirmation of the operation, a Stockholders’ Agreement of Light will be signed, including, mutatis mutandis, the provisions of the present Stockholders’ Agreement of RME, as specified in item 9.2. of that Agreement; and

x)               the Legal Department (JR) has analyzed the matter relating to the split of RME, resulting in Legal Opinion JR/SC 13977/2009, of December 11, 2009;

– NOW HEREBY PROPOSES TO YOU

–       together with the publication of the Material Announcement in the terms of Article 2 of CVM Instruction 319, the following:

1-                  Ratification of the appointment and contracting of AMKS Contadores e Consultores Ltda., CNPJ 66.056.086/0001-82, with head office in the city of São Paulo, at Avenida Brigadeiro Faria Lima 1656, 8th Floor, Suite 83-C, as the company responsible for valuation of the assets comprising the portions of Stockholders’ Equity for the purpose of the partial split of RME – Rio Minas Energia Participações S.A. (“RME”), with three parts separated, and of absorption of each separated part by Andrade Gutierrez Concessões S.A. (“AGC”), Cemig, and Luce Empreendimentos e Participações S.A. (“Luce”), as described in the Private Instrument of Protocol and Justification of Partial Split of RME – Rio Minas Energia Participações S.A. (“the Protocol and Justification”) attached, and also as responsible for preparation of the respective Valuation Opinion on RME.

2-                  Approval of the said Valuation Opinion on RME.

3-                  Approval of the disproportionate split of RME, in the precise terms of the Protocol and Justification, with AGC, Cemig, Luce and RME each to be responsible for 25% (twenty five per cent) of the obligations of RME existing up to the date of approval of the said partial split, not being jointly liable, and Equatorial Energia S.A. being guarantor, to the others, of RME for its portion of 25% of the obligations of RME arising from any act or fact which takes place up to the date of approval of the partial split, such benefit being applicable in no specific order.

Belo Horizonte, December 15, 2009

(Signed by:)	Adriano Magalhães Chaves - Member;
Djalma Bastos de Morais - Vice-Chairman;	Arcângelo Eustáquio Torres Queiroz - Member;
André Araújo Filho - Member;	Francelino Pereira dos Santos - Member;
Evandro Veiga Negrão de Lima - Member;	João Camilo Penna - Member;
Guy Maria Villela Paschoal - Member;	Marco Antonio Rodrigues da Cunha - Member;
Fernando Henrique Schüffner Neto - Member;	Paulo Sérgio Machado Ribeiro - Member”

“OPINION

OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, undersigned, in performance of their functions under the law and the Bylaws, meeting on today’s date at the Company’s head office, at Av. Barbacena 1200, Belo Horizonte, Minas Gerais, have examined the Proposal by the Board of Directors, to submit the following matters to the Extraordinary General Meeting of Stockholders to be held on December 31, 2009:

1 –        Ratification of the appointment and contracting of AMKS Contadores e Consultores Ltda., CNPJ 66.056.086/0001-82, with head office at Avenida Brigadeiro Faria Lima 1656, 8th Floor, Suite 83-C, São Paulo, as the company responsible for valuation of the assets comprising the portions of the equity of RME - Rio Minas Energia Participações S.A. (“RME”) in three separated parts, and the absorption of each separated part by Andrade Gutierrez Concessões S.A. (“AGC”), Cemig, and Luce Empreendimentos e Participações S.A. (“Luce”), as described in the Private Instrument of Protocol and Justification of Partial Split of RME (“the Protocol and Justification”) attached, and also as responsible for preparation of the respective Valuation Opinion on RME.

2 –        Approval of the said Valuation Opinion of RME.

3 –        Approval of the non-proportional split of RME, in the exact terms of the Protocol and Justification, with AGC, Cemig, Luce  and RME each being responsible for 25% of the obligations of RME up to the date of approval of the said partial split, without joint liability, with Equatorial Energia S.A. being guarantor, to the others, of RME for its portion of 25% of any obligations of arising from any act or event taking place up to the date of approval of the partial split, this benefit being applicable in no specific order.

This being so, the opinion of the members of the Audit Board is unanimously in favor of approval of the proposal by the said Extraordinary General Meeting of Stockholders.

Belo Horizonte, December 17, 2009

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond;	Luiz Guaritá Neto;
Thales de Souza Ramos Filho;	Vicente de Paulo Pegoraro.”

The Chairman then made a copy of the said Opinion available, stating that it will be attached to the present minutes as an integral part thereof.

Continuing with the business of the meeting, the Chairman then put the above Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved unanimously.

The representative of the stockholder the State of Minas Gerais recommended that the orientations of the Company’s Legal Department should be obeyed, especially those contained in Opinion JR/SC 13977/2009.

The meeting being opened to the floor, the representative of the stockholder the State of Minas Gerais took the floor and congratulated the management and all the employees of the Cemig Group for the brilliant performance of the Companies, wishing them all a prosperous 2010.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session having been reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

2.	Summary of Minutes of the 467th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 23-28, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 467TH MEETING

Date, time and place:	Begun October 23, 2009 at 2 pm, finalized October 28, 2009 at 4.30 p.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                The Chairman asked the Board Members present whether they had any conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                            The Board approved the minutes of this meeting.

III                        The Board authorized:

1. A)              Cemig GT to formalize the partnership with Fundo de Investimento em Participações Coliseu (FIP Coliseu) in the acquisition of control of Terna Participações S.A. – Terna, through a special-purpose company named Transmissora do Atlântico de Energia Elétrica S.A. – Taesa, as per the Bylaws attached to PRCA-058/2009, since the subscription of enough unit shares in FIP Coliseu had been made possible through the signing, before the closing date of the transaction and transfer of ownership of the shares in Terna, of the following documents:

(i)               Stockholders’ Agreement of Transmissora do Atlântico de Energia Elétrica S.A. with FIP Coliseu, with Taesa and Banco Santander (Brasil) S.A. – Banco Santander as consenting parties, and the Stockholders’ Agreement of Terna to be signed in substantially identical form with that Agreement, having as its object to regulate the relationships and establish the rights and obligations of the Parties;

(ii)            Commitment Undertaking, with MPI Participações Ltda. – MPI, having Cemig, FIP Coliseu and Taesa as consenting parties, to establish the terms and conditions for the exercise by Cemig GT of the obligations specified in the Share Purchase Agreement in the event that the assignment and transfer of the shares owned by MPI in Taesa to FIP Coliseu, to Cemig GT or to a third party indicated by Cemig GT does not take place by the “Closing Date” as defined in the document;

(iii)         Commitment Undertaking, with FIP Coliseu, having Taesa as consenting party, to regulate certain conditions of the participation of the Parties in Taesa;

(iv)        as consenting party, a Unit Share Holders’ Agreement with the holders of unit shares in FIP Coliseu and with Banco Modal S.A., having also as consenting parties FIP Coliseu and Modal Administradora de Recursos S.A., to establish the rights and obligations of the holders of the unit shares in FIP Coliseu, and to provide for compliance with the provisions of the Share Purchase Agreement of Taesa, of the Commitment Undertaking with MIP and of the Commitment Undertaking with FIP Coliseu; and

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(v)           Indemnity Agreement, with FIP Coliseu and Taesa, having as its object to establish the commitment of Taesa, without any limitation, to indemnify, defend and hold harmless Cemig GT and FIP Coliseu and, as the case may be, any of their controlling stockholders, board members, directors, successors, assigns, subsidiaries or affiliated companies, from and against any obligations, liabilities, contingencies, losses, damages, complaints, legal or other actions, proceedings, investigations, infringement notices, judgments or orders or decisions (including court, administrative and arbitration judgments, definitive or provisional), fines, interest, penalties, costs and expenses (including but not limited to fees of counsel, court costs and disbursements) provided they are duly proven, such as may be suffered or incurred, by reason of any contingencies, debts, responsibilities, penalties, penalty payments, taxes, judgments or other obligations of any type or nature, past, present and/or future, whether or not materialized, relating to any causative event which may have occurred prior to today’s date in relation to Taesa and/or Terna.

1. B)              Cemig GT to:

a)                subscribe and fully pay up sufficient common shares in Taesa, in the proportion of its participation in the registered capital of Taesa (49%), and subject to the respective legal, regulatory and contractual periods applicable, as ensure all the funds necessary for full compliance with all the financial obligations established in the contracts signed by Taesa and in the contracts signed by Cemig or Cemig GT, and assigned to Taesa, in the process of negotiation, formalization and conclusion of the acquisition of the shares in Terna, including the financial obligations related to the payment for the shares in Terna, as specified in the Share Purchase Agreement;

b)               subscribe and pay up common and preferred shares in Taesa, in the amount necessary, respectively, for the acquisition by Taesa of 49% of the common shares, and 100% of the preferred shares, offered for sale in response to the Offer to Purchase Shares in Terna; and

(c)            sign, as consenting party, the Commitment Undertaking with MPI and Cemig GT, having FIP Coliseu and Taesa as consenting parties, to establish the terms and conditions for the exercise by Cemig GT of the obligations specified in the Share Purchase Agreement in the event that the assignment and transfer of the shares owned by MPI in Taesa to FIP Coliseu, to Cemig GT or to a third party indicated by Cemig GT does not take place by the “Closing Date”.

1. C)              Granting, by Cemig GT to FIP Coliseu, of the right to sell, to Cemig GT, in the fifth year after its entry, the totality or a portion of the shares that come to be held by FIP Coliseu in Terna.

1. D)              – the representatives of the Company in the meeting of the Board of Directors of Cemig GT to vote in favor of the same decisions described above; and

1. E)                the Company to remain as guarantor of all the obligations specified in the Share Purchase Agreement, after assignment of Cemig GT’s contractual position in the Share Purchase Agreement to Taesa. If Taesa does not comply with the pecuniary obligations stipulated in the Share Purchase Agreement, Cemig or Cemig GT will acquire and will pay for all the shares of Terna. If Taesa makes the payment of the purchase price at the closing of the acquisition, the shares in Terna being transferred to it, and subsequently does not comply with its obligation of settlement of the Public Offer to Purchase Shares of Terna, Cemig GT will make such payment, diluting the equity interest of FIP Coliseu in Taesa.

2. a)                 Concession of a guarantee in the following transactions to be contracted with Banco do Brasil S.A.:

loans to Cemig GT of up to R$ 726.16 million, for refinancing of debt becoming due in October through December 2009, contracted with the Bank itself and for the settlement of principal and debt charges contracted with the market; and

loans to Cemig D of up to R$ 146.84 million for refinancing of debt becoming due in October through December 2009, contracted with the Bank itself and for the settlement of principal and debt charges contracted with the market.

The contracting of the loans for extension of debts contracted with the said Bank will take place through amendments to the loan instruments currently in effect.

The contracting of the loans for settlement of debts may take place through the following instruments: Bank Credit Notes, Contracts to Open Credit Lines, or Export Credit Notes.

2. b)                 Signing of the documents necessary for making the above mentioned guarantee effective, in such a way that the guarantee is existing, valid and efficacious whenever any obligation to be assumed by Cemig GT or by Cemig D is not complied with.

3. a)                 Filing of a legal action (or actions) against the federal government for recovery of the amount paid into Court, converted into federal revenue, relative to the increase in the rate of the Finsocial tax ordered by Law 8147 of 1990.

3. b)                 – as to the amount demanded by the Federal Revenue Service, to sign an administrative agreement, using the amnesty provided by Law 11941/2009, for payment by November 30, 2009, or take measures to file a legal action to remove the charging of the total amount, corresponding to the inclusion of the ICMS tax in the taxable amount for the purpose of Finsocial tax increased by that same Law, with or without deposit of the respective amount, and the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to carry out a technical evaluation between the above alternatives and decide which of them is most financially appropriate for the company.

4                                 Exceeding, in 2009, of the limits specified in Paragraph 5 of Clause 11 of the Bylaws, subclauses “a” and “b”, subject to the terms of its Paragraph 7, as a result of the contracting of refinancing of debt by Cemig GT and by Cemig D, combined with the issuance of the Promissory Notes and Debentures of Cemig GT, already authorized by the Board of Directors, and with the other debts already contracted.

IV                       The Board ratified the appointment of Mr. Luiz Fernando Rolla as a member of the Board of Directors, and of Mr. José Carlos de Mattos as Administrative and Financial Director, of Taesa, for the period from 2009 to 2011 or until their duly elected successors have been sworn in.

V                           The Board re-ratified Board Spending Decision (CRCA) 003/2009, substituting the authorization for signing of Share Purchase Agreements with MDU Brasil Ltda. by authorization for signing of the following documents:

a)                              Share Purchase Agreement with MDU Resources Luxembourg II LLC, S.à.r.l., with MDU Norte Transmissão de Energia Ltda. as consenting party, and with Centennial Energy Resources International, Inc., Centennial Energy Holdings, Inc. and MDU Brasil Ltda. as guarantors, having as its object the acquisition of 13.3% of the voting stock in Empresa Norte de Transmissão de Energia S.A. – ENTE and 13.3% of the voting and total stock of Empresa Regional de Transmissão de Energia S.A. – ERTE; and

b)                             Share Purchase Agreement with MDU Resources Luxembourg II LLC, S.à.r.l. and Centrais Elétricas de Santa Catarina S.A. – Celesc, with MDU Sul Transmissão de Energia Ltda. as consenting party, and with Centennial Energy Resources International, Inc., Centennial Energy Holdings, Inc. and MDU Brasil Ltda. as guarantors, having as object the acquisition of up to 10% of the voting and total stock in Empresa Catarinense de

Transmissão de Energia S.A. – ECTE; the other provisions of that CRCA remaining unchanged.

VI                       The Board established the guidelines for negotiation of the Collective Work Agreement for 2009-2010.

VII                   Abstention: The Board member Alexandre Heringer Lisboa abstained from voting on the matter relating to the guidelines for the 2009/2010 Collective Work Agreement, referred to in item VI above.

VIII               The following spoke on general matters and business of interest to the Company:

The Chairman; The Vice-Chairman;

Board members:	André Araújo Filho,	Jeffery Atwood Safford,
	Evandro Veiga Negrão de Lima,	Alexandre Heringer Lisboa,
João Camilo Penna;

Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal,	João Camilo Penna, Maria Estela Kubitschek Lopes, Jeffery Atwood Safford, Kleber Antonio de Campos, Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;

Chief Officer:	Luiz Fernando Rolla;

Superintendents:	Manoel Bernardino Soares, João Batista Zolini Carneiro;	Cristiano Corrêa de Barros

For Banco Modal S.A.:	Letícia Vignoli Villela, Manager;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by)  Anamaria Pugedo Frade Barros

3.	Summary of Minutes of the 468th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 13, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 468TH MEETING

Date, time and place:	November 13, 2009, at 10 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated there was no such conflict of interest.

II                             The Board approved the minutes of this meeting.

III                         The Board authorized:

a)             Creation of consortia between Light S.A. and Ventos Tecnologia Elétrica S.A., to participate in an auction for supply of wind energy to be held by Aneel;

b)            Creation of Special-purpose Companies (SPCs), 100% owned by Light S.A., for winning consortia.

c)             Vote, by the representatives of Cemig at the meeting of the Board of Directors of Rio Minas Energia Participações S.A. – RME, in favor of creation of the said consortia, and creation of the SPCs for succession of the winning consortia, their objects to be generation and sale of wind power, and extinction of any consortia not awarded contracts in the auction.

IV        The following spoke on general matters and business of interest to the Company:

The Chairman;

Board members:	André Araújo Filho, Britaldo Pedrosa Soares,	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford.

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Eduardo Lery Vieira,	Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Jeffery Atwood Safford, Cezar Manoel de Medeiros;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by)  Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Summary of Minutes of the 469th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 469TH MEETING

Date, time and place:	November 23, 2009 at 2 p.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso.
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether they had any conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II         The Board approved:

a)         The proposal by board member Maria Estela Kubitschek Lopes, that the members of the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders to be held on December 10, 2009, at 11 a.m., and in the event of there not being a quorum, to make second convocation of stockholders within the legal period, to change the composition of the Board of Directors.

b)         The minutes of this meeting.

III        The Board submitted to the Extraordinary General Meeting of Stockholders a proposal that the representatives of Cemig at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on December 10, 2009 should vote in favor of the alteration of the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

IV        The Board appointed Mr. Luiz Henrique de Castro Carvalho as a member of the Board of Directors of EATE – Empresa Amazonense de Transmissão de Energia S.A. and ETEP – Empresa Paraense de Transmissão de Energia S.A., to complete the current period of office, that is to say until the Annual General Meeting to be held in 2010 or until his duly elected successor is sworn in.

V         Resignation: The Chairman advised the meeting of the resignation of the Board Member Eduardo Lery Vieira, as per a letter in the Company’s possession.

VI        The following spoke on general matters and business of interest to the Company:

The Vice-Chairman;

Board members:	Evandro Veiga Negrão de Lima,	Andréa Leandro Silva,	Jeffery Atwood Safford;

Chief Officer:	José Carlos de Mattos.

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,	Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Andréa Leandro Silva, Jeffery Atwood Safford,	Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro;

CEO and Vice-Chairman:

Chief Officers and Board members:	Fernando Henrique Schüffner Neto,	Marco Antonio Rodrigues da Cunha;

Chief Officer:	José Carlos de Mattos;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.                                                               Summary of Principal Decisions of the 473rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 22-23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 473rd meeting, opened on December 22 and completed on December 23, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.               Budget Proposal for 2010.

2.               Signing of financing contract between the BNDES and Empresa Amazonense de Transmissão de Energia S.A. – EATE, with Cemig and Alupar Investimento S.A. as consenting parties.

3.               Signing of a share purchase agreement.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.                                                               Summary of Principal Decisions of the 474th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 30, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 474th meeting, held on December 30, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

•      Acquisition of asset.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                               Summary of Minutes of the 98th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 24, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 98TH MEETING

Date, time and place:	September 24, 2009, at 1 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.
Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II          The Board approved:

a)         The proposal by the Chairman – in view of the resignation of the Chief Officer for the Gas Division, José Carlos de Mattos, as per a letter in the Company’s possession, and in accordance with Clause 18, § 3 of the Bylaws of Cemig and the sole sub-paragraph of Clause 13 of the Bylaws of Cemig D, and since the Board of Directors of Cemig, moments before this meeting, elected that company’s Chief Officer for the Gas Division – to elect Mr. Márcio Augusto Vasconcelos Nunes, duly described in the minutes of this meeting, as Chief Officer for the Gas Division, to fulfill the same period of office as remains for the other current Chief Officers, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2010.

b)         Revision of projects of Cemig GT’s generation and transmission businesses for the period 2009-2013, reallocating periods and funding between the macro projects, without, however, changing the global amounts originally approved for the execution of each, and altering the indicators Net Present Value, Internal Rate of Return and IRR-M; the other terms and conditions contained in that CRCA remaining unchanged; and authorizing the opening and/or continuity of the respective tender proceedings and making of the purchase(s) and/or refurbishment of material and equipment, and contracting of the service(s) necessary, for the execution of these macro projects.

c)         The minutes of this meeting.

III        The Board authorized:

a)         Signing of the Partnership Undertakings with Cemig, Cemig D and the Municipal Councils for the Rights of Children and Adolescents participating in the AI6% Program, for the pass-through of the donations raised from employees of Cemig, Cemig D and Cemig GT, in the maximum amount of two million two hundred thousand Reais, and payment of a part of 1% of the income tax owed by Cemig, Cemig D and Cemig GT, into the Municipal Funds for the Rights of Children and Adolescents, for application in programs and projects in the Municipality, valid until August 31, 2010.

b)         The rate for updating to be applied in the Public Offer for Acquisition of Shares of Terna Participações S.A.

c)         Direct disposal, through opening of Administrative Proceedings for Exemption from Tender, to the Minas Gerais Rural Foundation (Fundação Rural Mineira), of a landholding used as the construction and works site of the Setúbal Dam, in the municipality of Francisco Badaró, Minas Gerais, and of six perennialization dams, namely the Salinas, Bananal, Caraíbas, Calhauzinho, Samambaia and Mosquito Dams, the first three in the municipality of Salinas, and the others respectively in Araçuaí, Águas Vermelhas and Serranópolis de Minas, Minas Gerais; and construction of an electricity network for the newly formed community of Barragem de Bananal.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV        The Board ratified:

a)         CRCA-050/2009, changing the value of the insurance premium relating to the Contract to Issue a Guarantee Insurance Policy and Endorsement between Hidrelétrica Pipoca S.A. and Itaú Seguros S.A., with Cemig GT and Omega Energia Renovável S.A. as guarantors, the signature of the said Contract on August 28, 2009 being ratified, and the other terms of that CRCA remaining unchanged.

b)         CRCA-106/2008, changing the period of execution of the Priority 1 macro investment projects of the generation and transmission businesses of Cemig GT from 2008-2012 to 2009-2013, the other terms and conditions of that CRCA remaining unchanged.

V          The Board approved the election of a chief officer, referred to in subclause “a” of Item II above, with votes against by the Board members Evandro Veiga Negrão de Lima and Jeffery Atwood Safford.

VI        The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;

Deputy CEO:	Arlindo Porto Neto;

Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;

Director without Specific Designation:	Fernando Henrique Schüffner Neto;

Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla;

Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;

Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha;

Chief New Business Development Officer:	José Carlos de Mattos;

Chief Officer for the Gas Division:	Márcio Augusto Vasconcelos Nunes.

VII       The Chief Officer elected declared – in advance – that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in any company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and of the Senior Administration of the State of Minas Gerais.

VIII     The following spoke on general matters and business of interest to the Company:

The Chairman,

CEO and Vice-Chairman:

Board members:	André Araújo Filho, Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford, Maria Estela Kubitschek Lopes;

Chief Officers:	Marco Antonio Rodrigues da Cunha,	Luiz Fernando Rolla;

Superintendent:	Ricardo Luiz Diniz Gomes;

Manager:	João José Magalhães Soares.

            The following were present:

Board members:

Sergio Alair Barroso,
Djalma Bastos de Morais,
Alexandre Heringer Lisboa,
André Araújo Filho,
Eduardo Lery Vieira,
Evandro Veiga Negrão de Lima,
Francelino Pereira dos Santos,
Guy Maria Villela Paschoal,

João Camilo Penna,
Maria Estela Kubitschek Lopes,
Jeffery Atwood Safford,
Marco Antonio Rodrigues da Cunha,
Cezar Manoel de Medeiros,
Fernando Henrique Schüffner Neto,
Franklin Moreira Gonçalves,
Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro.

Chief Officer:	Luiz Fernando Rolla;

Superintendent:	Ricardo Luiz Diniz Gomes;

Manager:	João José Magalhães Soares;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

8.                                                               Summary of Minutes of the 99th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 23, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

SUMMARY OF MINUTES OF THE 99TH MEETING

Date, time and place:	October 23, 2009, at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I         The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II       The Board approved the minutes of this meeting.

III      The Board authorized:

1 A)     Formalization of the partnership with Fundo de Investimento em Participações Coliseu (FIP Coliseu) in the acquisition of control of Terna Participações S.A. – Terna, through a special-purpose company named Transmissora do Atlântico de Energia Elétrica S.A. –Taesa, as per the Bylaws attached to PRCA-073/2009, since the subscription of enough unit shares in FIP Coliseu has been made possible by the signing, before the closing date of the transaction and transfer of ownership of the shares in Terna, of the following documents:

(i)      Stockholders’ Agreement of Transmissora do Atlântico de Energia Elétrica S.A., with FIP Coliseu, with Taesa and Banco Santander (Brasil) S.A. (Banco Santander) as consenting parties, and the Stockholders’ Agreement of Terna, to be signed in substantially identical form with that Agreement, for the purpose of regulating the relationships and establishing the rights and obligations of the Parties.

(ii)     Commitment Undertaking, with MPI Participações Ltda. (MPI), having Cemig, FIP Coliseu and Taesa as consenting parties, to establish the terms and conditions for the exercise by Cemig GT of the obligations specified in the Share Purchase Agreement in the event that the assignment and transfer of the shares owned by MPI in Taesa to FIP Coliseu, to Cemig GT or to a third party indicated by Cemig GT does not take place by the “Closing Date” as defined in the document.

(iii)    Commitment Undertaking, with FIP Coliseu, having Taesa as consenting party, to regulate certain conditions of the participation of the Parties in Taesa.

(iv)    Unit Share Holders’ Agreement with the holders of unit shares in FIP Coliseu and with Banco Modal S.A., having also as consenting parties Cemig, FIP Coliseu and Modal Administradora de Recursos S.A., to establish the rights and obligations of the holders of the unit shares in FIP Coliseu, and to provide for compliance with the provisions of the Share Purchase Agreement, the Commitment Undertaking with MIP and the Commitment Undertaking with FIP Coliseu.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(v)     Indemnity Agreement, with FIP Coliseu and Taesa, to establish the commitment of Taesa, without any limitation, to indemnify, defend and hold harmless Cemig GT and FIP Coliseu and, as the case may be, any of their controlling stockholders, board members, directors, successors, assigns, subsidiaries or affiliated companies, from and against any such obligations, liabilities, contingencies, losses, damages, complaints, legal actions, proceedings, investigations, infringement notices, judgments (including court, administrative and arbitration judgments, definitive or provisional), fines, interest, penalties, costs and expenses (including but not limited to fees of counsel, court costs and disbursements) provided they are duly proven, as may be suffered or incurred, by reason of any contingencies, debts, liabilities, penalties, penalty payments, taxes, judgments or other obligations of any type or nature, past, present and/or future, whether or not materialized, relating to any causative event which may have occurred prior to today’s date in relation to Taesa and/or Terna.

1 B)     Cemig GT to:

a)      subscribe and fully pay up sufficient common shares in Taesa, in the proportion of its participation in the registered capital of Taesa (49%), and subject to the respective legal, regulatory and contractual periods applicable, to ensure all the funds necessary for full compliance with all the financial obligations established in the contracts signed by Taesa and in the contracts signed by Cemig or Cemig GT, and assigned to Taesa, in the process of negotiation, formalization and conclusion of the acquisition of the shares in Terna, including the financial obligations related to the payment for the shares in Terna, as specified in the Share Purchase Agreement.

b)      subscribe and pay up common and preferred shares in Taesa, in the amount necessary, respectively, for the acquisition by Taesa of 49% of the common shares, and 100% of the preferred shares, offered for sale in response to the Offer to Purchase Shares in Terna.

1 C)     granting, by Cemig GT to FIP Coliseu, of the right to sell to Cemig GT in the fifth year after its entry, the totality or a portion of the shares that come to be held by FIP Coliseu in Terna.

1 D)     The representatives of the Company in the meetings of the Boards of Directors and in the General Meetings of Stockholders of Taesa and Terna to vote in favor of:

(i)      Approval of signature of the following documents:

a)     Stockholders’ Agreement, between Cemig GT and FIP Coliseu, with Taesa and Banco Santander as consenting parties.

b)    Commitment Undertaking between Cemig GT and MPI, with Cemig, FIP Coliseu and Taesa as consenting parties.

c)     Commitment Undertaking between Cemig GT and FIP Coliseu, with Cemig, FIP Coliseu and Taesa as consenting parties.

d)    Unit Share Holders’ Agreement with the unit share holders of FIP Coliseu and with Banco Modal S.A., with FIP Coliseu, Modal Administradora de Recursos S.A. and Cemig GT as consenting parties.

e)     Indemnity Agreement between Cemig GT, FIP Coliseu and Taesa.

f)     Share Purchase Agreement between MPI and FIP Coliseu, with Taesa as consenting party;

 (ii)    Changes in the Bylaws of Terna and Taesa to reflect the above-mentioned documents.

(iii)    Change of the name of Terna, with consequent change in Clause 1 of its Bylaws.

(iv)    Change in the composition of the Executive Board of Taesa and Terna, change in the designation of its members and changes in their powers, to be reflected in the Bylaws of Terna, where applicable.

(v)     Election of members of the Board of Directors of Taesa and of Terna, due to the resignation of the present holders of the positions.

(vi)    Consolidation of the Bylaws of Taesa and Terna.

2)         Signing of the First Amendment to the Contract to Implement the Cresceminas Transmission and Sub-transmission Program, Lot 3, with Cemig D and Siemens Ltda., for:

a)    Revision of Appendix III – Criteria for Compliance of Events, without resulting in any additional cost for the Client contracting parties nor alteration in the global contractual price resulting from this adjustment.

b)    Updating of the tax base of the Contract from February 2007 to January 2008.

c)    Reimbursement, by the Contractor to the Client, of the portion of CPMF tax applicable on the payment made in advance.

d)    The consequent alteration in the global price of the Contract.

e)    Inclusion of the possibility of direct invoicing by the Principal Subcontractors of materials, equipment and services.

f)     Regulation of Clause Fifteen – Updating, so as to make explicit that no updating adjustment shall apply to the portion of the advance payment made to the Contractor, in the terms of Item 13.9 of the Contract.

g)    Exclusion of Appendix XI – Procedures for the Transit of Material and Issuance of Tax Documents of the Contract, due to its non-applicability, since all the materials and equipment are supplied and transported by the Contractor directly to the location of implementation.

h)    Updating of the data of the Contractor.

3)         Signing of the First Amendment to the Contract to Implement the Cresceminas Transmission and Sub-transmission Program, Lot 6, with Cemig GT and Orteng Equipamentos e Sistemas Ltda., for:

a)    Revision of Appendix III – Criteria for Compliance of Events, without resulting in any additional cost for the Clients nor alteration in the global contractual price resulting from this adjustment.

b)    Updating of the tax base of the Contract from February 2007 to January 2008.

c)    Reimbursement, by the Contractor to the Client, of the portion of CPMF tax applicable on the payment made in advance.

d)    The consequent alteration in the global price of the Contract.

e)    Inclusion of the possibility of direct invoicing by the Principal Subcontractors of materials, equipment and services.

f)     Regulation of Clause Fifteen – Updating, so as to make explicit that no updating adjustment shall apply to the portion of the advance payment made to the Contractor, in the terms of Item 13.9 of the Contract.

g)    Exclusion of Appendix XI – Procedures for the Transit of Material and Issuance of Tax Documents of the Contract, due to its non-applicability, since all the materials and equipment are supplied and transported by the Contractor directly to the location of implementation.

h)    Updating of the data of the Contractor.

i)     Rectification of the numbering of the Investment Plan, from 350 to 351, relating to the Transmission Works at the facilities of the Governador Valadares 2 Substation (TR) and Governador Valadares 2 Remote Substation (TR).

4)         Contracting of loans with Banco do Brasil S.A., in the amount of up to R$ 726.16 million, for refinancing of debt becoming due in October through December 2009, contracted with the Bank itself and for the settlement of principal and debt charges contracted with the market. The contracting of the loans for extension of debts contracted with the said Bank will take place through amendments to the loan instruments currently in effect. The contracting of the loans for settlement of debts may take place through the following instruments: Bank Credit Notes, Contracts to Open Credit Lines; or through Export Credit Notes if they are found to be juridically and financially viable.

IV      The Board set the guidelines for negotiation of the Collective Work Agreement for 2009–10.

V       Abstention: The Board member Alexandre Heringer Lisboa abstained from voting on the setting of the guidelines for the 2009–10 Collective Work Agreement, referred to in item IV above.

VI      The following spoke on general matters and business of interest to the Company:

The Chairman;

The Vice-Chairman;

Board members:	André Araújo Filho, Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford, Alexandre Heringer Lisboa;

Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal,	João Camilo Penna, Maria Estela Kubitschek Lopes, Jeffery Atwood Safford, Kleber Antonio de Campos, Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David;

CEO and Vice-Chairman:	Djalma Bastos de Morais;

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;

Chief Officer:	Luiz Fernando Rolla;

Superintendents:	Manoel Bernardino Soares, João Batista Zolini Carneiro,	Cristiano Corrêa de Barros;

For Banco Modal S.A.:	Letícia Vignoli Villela, Manager;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:)  Anamaria Pugedo Frade Barros

9.                                                               Summary of Minutes of the 100th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 13, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 100TH MEETING

Date, time and place:	November 13, 2009, at 11 a.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                              The Board approved the project for EBTE – Empresa Brasileira de Transmissão de Energia S.A. – for change in the capital budget and consequent change in the Internal Rate of Return to Stockholders; and authorized:

a)                            Increase in the registered capital of EBTE from R$ 129 million to an upper limit of R$ 162.324 million;

b)                           subscription and paying-up of the shares relating to this capital increase; and

c)                            vote, by the representative of Cemig GT in the EGMs and/or meetings of the Boards of Directors of EBTE and of EATE – Empresa Amazonense de Transmissão de Energia, in favor of the increase in the capital of EBTE and subscription and paying-up of the shares related to that capital increase;

the capital injection to be submitted to the next Annual General Meeting of Stockholders of Cemig GT.

III        The Board approved the minutes of this meeting.

IV        The following spoke on general matters and business of interest to the Company:

The Vice-Chairman,

Board members:	André Araújo Filho, Britaldo Pedrosa Soares,	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford;

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Eduardo Lery Vieira,	Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Jeffery Atwood Safford, Cezar Manoel de Medeiros;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by) Anamaria Pugedo Frade Barros

Registry with Commercial Board of Minas Gerais State:

I certify registration on:	MONTHMONTH DAYDAY, 2009
Under number:	xxxxxxx.
Protocol number:	xxxxxx
Signed by:	Marinely Paula Bomfim,
General Secretariat Office

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                                                                                 Summary of Minutes of the 101st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 23, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 101ST MEETING

Date, time and place:	November 23, 2009, at 3 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether they had any conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                             The Board approved:

a)                            The proposal by board member Maria Estela Kubitschek Lopes, that the members of the Board of Directors should authorize their Vice-Chairman to call an Extraordinary General Meeting of Stockholders to be held on December 10, 2009, at 5 p.m., and in the event of there not being a quorum, to make second convocation of stockholders within the legal period, to change the composition of the Board of Directors if there is a change in the Board of Directors of Cemig.

b)        The minutes of this meeting.

III                         The Board authorized:

a)                            presentation of an indicative non-binding proposal for acquisition of interests in companies;

b)                           Signing of the Association Contract which has as its Appendix III the draft Stockholders’ Agreement, for making of joint efforts to carry out studies, analyses and research of information on a possible acquisition of an interest in the registered capital of transmission lines, with period of validity of one hundred and eighty days or until its objectives are achieved.

c)                            Signing of commitment undertakings to participate in the Auction to Contract Reserve Energy from Wind Sources, with the objective of establishing the conditions for joint participation in projects of these companies, if they are successful in the sale of electricity in the said Auction, with period of validity from signature until the rights and obligations specified in the commitment undertakings are extinguished;

– with authorization of Cemig GT to grant to the said companies the right to sell, to Cemig GT, up to 49% of the voting/total Registered Capital of the Special-purpose Companies (SPCs) to be created for commercial operation of the projects that are successful in the sale of electricity in the said Auction; the Bylaws of each SPC to be submitted, subsequently, to decision by the Board of Directors.

IV                         Conditional vote: The board Members Guy Maria Villela Paschoal, Evandro Veiga Negrão de Lima, João Camilo Penna, Andréa Leandro Silva and Jeffery Atwood Safford put on record that

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

their vote in favor of the matter mentioned in sub-item “c” of item III above was conditional upon recommendations in favor on the subject by the Company’s legal department.

V                            Resignation: The Chairman advised the meeting of the resignation of the Board Member Eduardo Lery Vieira, as per a letter in the Company’s possession.

VI                        The following spoke on general matters and business of interest to the Company:

The Vice-Chairman,

Board members:	Evandro Veiga Negrão de Lima, Andréa Leandro Silva,	Jeffery Atwood Safford;

Chief Officer:	José Carlos de Mattos.

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, Andréa Leandro Silva, Antônio Adriano Silva, Maria Estela Kubitschek Lopes, Lauro Sérgio Vasconcelos David, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Jeffery Atwood Safford, Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Paulo Sérgio Machado Ribeiro;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officers and Board members:	Fernando Henrique Schüffner Neto,	Marco Antonio Rodrigues da Cunha;

Chief Officer:	José Carlos de Mattos;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:)  Anamaria Pugedo Frade Barros

Registry with Commercial Board of Minas Gerais State:

I certify registration on:	MONTHMONTH DAYDAY, 2009
Under number:	xxxxxxx.
Protocol number:	xxxxxx
Signed by:	Marinely Paula Bomfim,
General Secretariat Office

11.                                                                                 Summary of Minutes of the 102nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 1-4, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 102ND MEETING

Date, time and place:	Opened December 1, 2009, at 1.30 p.m., and closed December 4, 2009, at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing,
Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether they had any conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II          The Board approved:

a)                            The proposal by Board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Chairman to call an Extraordinary General Meeting of Stockholders to be held on January 13, 2010, at 5 p.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to decide on the matter in Item V, below.

b)                           Revision of the Annual Budget for 2009.

c)                            The minutes of this meeting.

III        The Board authorized:

a)                            Signing, with EDP-Energias do Brasil S.A., of the Second Amendment to the Commitment Undertaking to Carry out Feasibility Studies of Hydroelectric and Wind Power Potential, to include the Colíder Hydroelectric Area in the studies to be carried out, and change the total estimated value of the said Commitment Undertaking.

b)                           Signing of the Fifteenth Amendment to Transmission Services Contract (CPST) 005/1999, with the National Electricity System Operator (ONS), the object of which is to regularize the base payments of the transmission functions owned by Cemig GT, in accordance with the Annual Permitted Revenue established in Aneel Homologation Resolution Nº 670/2008, and include the works to strengthen the Company’s transmission facilities, authorized by Aneel, through Authorizing Resolutions 1413/2008 and 1614/2008; to alter the amount of the said Contract, backdated to July 1, 2008; and to substitute the appendices to the said Contract, including the base payments and operational capacities of the Company’s transmission functions.

V         The Board re-ratified:

a)                            Board Spending Decision (CRCA) 014/2009, changing the period of corporate printing services from 12 to 36 months, able to be extended for up to a further twenty-four months, with a maximum limit of sixty months, through signing of amendments, and also the total estimated value, the other terms of that CRCA remaining unchanged.

b)                           CRCA 045/2009, also re-ratified by CRCA-065/2009, setting:

the maximum rate of the bookbuilding procedure for decision of the remuneratory interest of Cemig GT’s second public issue of non-convertible debentures as being the remuneration of Series B National Treasury Notes maturing 2015 (“NTN-Bs”), calculated by the average of trading in the five days prior to the book building procedure, plus a spread of 1.5% per year; the remuneratory interest to be calculated by compound capitalization “pro rata tempore” per business day based on a year of two hundred and fifty-two business days and paid at the end of each capitalization period of the debentures of the second series; the resulting total

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

remuneration of the debentures of the second series thus comprising monetary updating by the Expanded Consumer Price (IPCA) Index plus the remuneratory interest specified above; and the minimum volume of the second series of the issue at R$ 200 million Reais, subject to the maximum rate of the bookbuilding of the second series referred to above. If this minimum volume is not reached for the second series, the second series will not be issued and all the debentures of the issue will be placed in the first series of the issue.

The other provisions of those CRCAs remain unchanged.

V                            The Board of Directors submitted a proposal to the Extraordinary General Meeting of Stockholders that it should authorize, verify and approve the increase in the Registered Capital, from

•                two billion eight hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos, to

•                three billion two hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos,

through use of funds in the Profit Reserve account, without the issuance of new shares;

and consequently change the drafting of the head paragraph of Clause 5 of the Bylaws, to:

“Clause 5                     The Company’s registered capital is R$ 3,296,785,358.90 (three billion two hundred ninety six million, seven hundred eighty five thousand, three hundred and fifty eight Reais and ninety centavos), represented by 2,896,785,358 (two billion, eight hundred and ninety six million, seven hundred and eighty five thousand, three hundred fifty eight) nominal common shares without par value.

VI                         Withdrawn from the agenda: The matter of the Project for Revitalization and Installation of Gas Treatment Systems at the Igarapé thermal plant.

VII       The following spoke on general matters and business of interest to the Company:

The Chairman;

The Vice-Chairman;

Board members:	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford, Guy Maria Villela Paschoal,	Alexandre Heringer Lisboa, João Camilo Penna;

Chief Officer:	Luiz Henrique de Castro Carvalho.

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro,	Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Jeffery Atwood Safford, Cezar Manoel de Medeiros, Kleber Antonio de Campos;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officers and Board members:	Luiz Henrique de Castro Carvalho,	Marco Antonio Rodrigues da Cunha;

Audit Board:	Marcus Eolo de Lamounier Bicalho;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by) Anamaria Pugedo Frade Barros

Registry with Commercial Board of Minas Gerais State:

I certify registration on:		MONTHMONTH DAYDAY, 2009
Under number:		xxxxxxx.
Protocol number:		xxxxxx
Signed by:		Marinely Paula Bomfim,
Genera	l	Secretariat Office

12.                                                                                 Summary of Principal Decisions of the 104th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 22-23, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 104th meeting, begun on December 22 and completed on December 23, 2009 the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.               Budget Proposal for 2010.

2.               Signing of a financing contract between the BNDES and Empresa Brasileira de Transmissão de Energia S.A. – EBTE, with EATE, Cemig GT and Alupar Investimentos S.A. as consenting parties.

3.               Delegation of powers to sign documents in the Chief Trading Officer’s Department.

4.               Split and absorption of Transmissora do Atlãntico de Energia Elétrica S.A. – TAESA

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.                                                                                 Summary of Minutes of the 93rd Meeting of the Board of Directors, Cemig Distribuição S.A., November 23, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 93RD MEETING

Date, time and place:	October 23, 2009, at 4.30 p.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                               The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                           The Board approved the minutes of this meeting.

III                       The Board authorized:

A)                Signing of the First Amendment to the Contract to Implement the Cresceminas Transmission and Sub-transmission Program, Lot 1, with Orteng Equipamentos e Sistemas Ltda., for:

a)              Revision of Appendix III – Criteria for Compliance of Events, without resulting in any additional cost for the Client nor alteration in the global contractual price resulting from this adjustment.

b)             updating of the tax base of the Contract from February 2007 to January 2008.

c)              reimbursement, by the Contractor to the Client, of the portion of CPMF tax applicable on the payment made in advance.

d)             the consequent alteration in the global price of the Contract.

e)              Inclusion of the possibility of direct invoicing by the Principal Subcontractors of materials, equipment and services.

f)                Regulation of Clause Fifteen – Updating, so as to make explicit that no updating adjustment shall apply to the portion of the advance payment made to the Contractor, in the terms of Item 13.9 of the Contract.

g)             Exclusion of Appendix XI – Procedures for the Transit of Material and Issuance of Tax Documents of the Contract, due to its non-applicability, since all the materials and equipment are supplied and transported by the Contractor directly to the location of implementation.

h)             updating of the data of the Contractor.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

B)                Signing of the Second Amendment to the Contract to Implement the Cresceminas Transmission and Sub-transmission Program, Lot 2, with the TASATE Consortium, for:

a)              Reimbursement, by the Contractor to the Client, of the portion of CPMF tax applicable on the payment made in advance.

b)             The consequent alteration in the global price of the Contract.

c)              Revision of Appendix III – Criteria for Compliance of Events, without resulting in any additional cost for the Clients nor alteration in the global contractual price resulting from this adjustment.

d)             Regulation of Clause Fifteen – Updating, so as to make explicit that no updating adjustment shall apply to the portion of the advance payment made to the Contractor, in the terms of Item 13.9 of the Contract.

e)              Inclusion of the possibility of direct invoicing by the Principal Subcontractors of materials, equipment and services.

f)                Exclusion of Appendix XI – Procedures for the Transit of Material and Issuance of Tax Documents of the Contract, due to its non-applicability, since all the materials and equipment are supplied and transported by the Contractor directly to the location of implementation.

g)             Updating of the data of the Contractor.

C)                Signing of the First Amendment to the Contract to Implement the Cresceminas Transmission and Sub-transmission Program, Lot 3, with Cemig GT and Siemens Ltda., for:

a)              Revision of Appendix III – Criteria for Compliance of Events, without resulting in any additional cost for the Clients nor alteration in the global contractual price resulting from this adjustment.

b)             Updating of the tax base of the Contract from February 2007 to January 2008.

c)              Reimbursement, by the Contractor to the Client, of the portion of CPMF tax applicable on the payment made in advance.

d)             The consequent alteration in the global price of the Contract.

e)              Inclusion of the possibility of direct invoicing by the Principal Subcontractors of materials, equipment and services.

f)                Regulation of Clause Fifteen – Updating, so as to make explicit that no updating adjustment shall apply to the portion of the advance payment made to the Contractor, in the terms of Item 13.9 of the Contract;

g)             Exclusion of Appendix XI – Procedures for the Transit of Material and Issuance of Tax Documents of the Contract, due to its non-applicability, since all the materials and equipment are supplied and transported by the Contractor directly to the location of implementation.

h)             Updating of the data of the Contractor.

D)                Signing of the First Amendment to the Contract to Implement the Cresceminas Transmission and Sub-transmission Program, Lot 6, with Cemig GT and Orteng Equipamentos e Sistemas Ltda., for:

a)              Revision of Appendix III – Criteria for Compliance of Events, without resulting in any additional cost for the Clients nor alteration in the global contractual price resulting from this adjustment.

b)             Updating of the tax base of the Contract from February 2007 to January 2008.

c)              Reimbursement, by the Contractor to the Client, of the portion of CPMF tax applicable on the payment made in advance.

d)             The consequent alteration in the global price of the Contract.

e)              Inclusion of the possibility of direct invoicing by the Principal Subcontractors of materials, equipment and services.

f)                Regulation of Clause Fifteen – Updating, so as to make explicit that no updating adjustment shall apply to the portion of the advance payment made to the Contractor, in the terms of Item 13.9 of the Contract.

g)             Exclusion of Appendix XI – Procedures for the Transit of Material and Issuance of Tax Documents of the Contract, due to its non-applicability, since all the materials and equipment are supplied and transported by the Contractor directly to the location of implementation.

h)             Updating of the data of the Contractor.

i)                 Rectification of the numbering of the Investment Plan, from 350 to 351, relating to the Governador Valadares 2 Substation (TR) and Governador Valadares 2 Remote Substation (TR) Facilities of the Transmission Works.

E)                  Opening of Administrative Proceedings for Exemption from Tender and the contracting of the services of rental of equipment, temporary use of software, and maintenance and technical assistance for the meter reading information capture system, for a period of thirty six months, able to be extended by signature of a and amendment for twelve more months, with maximum period of forty eight months.

F)                  Signing of the Technical and Financial Working Agreement, with the State of Minas Gerais, through its Sports and Youth Department (SEEJ), with the State Government Secretariat (SEGOV) as consenting party, for carrying out of works of installation of electrical illumination in amateur soccer fields.

G)                Contracting of loans with Banco do Brasil S.A., in the amount of up to R$ 146.84 million, for refinancing of debt becoming due in October through December 2009, contracted with the Bank itself and for the settlement of principal and debt charges contracted with the market.

The contracting of the loans for extension of debts contracted with the said Bank will take place through amendments to the loan instruments currently in effect.

The contracting of the loans for settlement of debts may take place through the following instruments: Bank Credit Notes, Contracts to Open Credit Lines; or through Export Credit Notes if they are found to be juridically and financially viable.

IV                      The Board established the guidelines for negotiation of the Collective Work Agreement for 2009–10.

V                          Withdrawn from the agenda: The item relating to signing of a Second Amendment to Contract Nº 4570010981, with A&C Centro de Contatos S.A., for extension of the call center services and review of the price of the service and of the global value.

VI                      The Chairman requested distribution of the data on the contracts for sale of electricity, supply of electricity and use of the Distribution System, with amounts of R$ 5 million or more, negotiated in January through October 2009.

VII                  Abstention: The Board member Alexandre Heringer Lisboa abstained from voting on the matter relating to establishing of the guidelines for the 2009–10 Collective Work Agreement, referred to in item IV above.

VIII              The following spoke on general matters and business of interest to the Company:

The Chairman; The Vice-Chairman;

Board members:	André Araújo Filho, Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford, Alexandre Heringer Lisboa;

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal,	João Camilo Penna, Maria Estela Kubitschek Lopes, Jeffery Atwood Safford, Kleber Antonio de Campos, Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David;

CEO and Vice-Chairman:	Djalma Bastos de Morais;

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by) Anamaria Pugedo Frade Barros

14.                                                         Summary of Minutes of the 94th Meeting of the Board of Directors, Cemig Distribuição S.A., November 23, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 94TH MEETING

Date, time and place:	November 23, 2009 at 4 p.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                               The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                           The Board approved:

a)                           The proposal by board member Maria Estela Kubitschek Lopes, that the members of the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders to be held on December 10, 2009, at 4 p.m., and in the event of there not being a quorum, to make second convocation of stockholders within the legal period, to change the composition of the Board of Directors.

b)                          The minutes of this meeting.

III                       Resignation: The Chairman advised the meeting of the resignation of the Board Member Eduardo Lery Vieira, as per a letter in the Company’s possession.

IV                      The following spoke on general matters and business of interest to the Company:

The Vice-Chairman,

Board members:      Evandro Veiga Negrão de Lima,      Andréa Leandro Silva,      Jeffery Atwood Safford;

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,	Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Andréa Leandro Silva, Jeffery Atwood Safford,	Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro,

CEO and Vice-Chairman:	Djalma Bastos de Morais

Chief Officers and Board members:	Fernando Henrique Schüffner Neto,	Marco Antonio Rodrigues da Cunha

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.                                                        Summary of Principal Decisions of the 97th Meeting of the Board of Directors, Cemig Distribuição S.A., December 22-23, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed company

CNPJ 06.981.180/0001-16

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 97th meeting, begun on December 22 and completed on December 23, 2009 the Board of Directors of Cemig Distribuição S.A. approved the following:

1.               Budget Proposal for 2010.

2.               Contracting for services of collection, transportation and home distribution of consumer electricity bills.

3.               Contracting of administrative charging and collection services.

4.               Delegation of powers to sign documents in the Chief Trading Officer’s Department.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.                                                        Summary of Principal Decisions of the 98th Meeting of the Board of Directors, Cemig Distribuição S.A., December 30, 2009

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 98th meeting, held on December 30, 2009, the Board of Directors of Cemig Distribuição S.A. decided the following:

•      Phase III of the Light for Everyone Program.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17.                                                                                Material Announcement, CEMIG Signs Share Purchase Agreement for the Purchase of Interests in Light S.A., Companhia Energética de Minas Gerais – CEMIG, December 30, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MATERIAL ANNOUNCEMENT

This is a public announcement by Cemig (Companhia Energética de Minas Gerais, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid) to the São Paulo Stock, Commodities and Futures Exchange (Bovespa) and the market in general, in accordance with CVM Instruction 358 of January 3, as amended, and complying with its commitment to keep the market informed about negotiations involving stockholdings in RME – Rio Minas Energia Participações S.A. – as stated in Market Announcements published by Cemig on September 15 and October 8 and 16, 2009, and by Light on October 7, 2009, as follows:

Today Cemig, as purchaser, signed share purchase agreements with Andrade Gutierrez Concessões S.A. (“AGC”), a Brazilian listed corporation, and Fundo de Investimento em Participações PCP (“FIP PCP”), an equity investment fund controlling Equatorial Energia S.A. (“Equatorial”), a Brazilian listed corporation, for the purchase and transfer of those companies’ direct and indirect interests in Light S.A. (“Light”).

A special-purpose company (“SPC”) will be formed, in association with an equity investment fund (FIP), through which Cemig will have an aggregate direct and indirect minority holding of 26.06% in the total and working capital of Light, while Cemig itself, and Luce Brasil Fundo de Investimento em Participações (“Luce”) will also retain their original equity interests in Light, of 13.03% each.

RME – Rio Minas Energia Participações is currently the controlling stockholder of Light, which is listed on the Novo Mercado of the São Paulo Stock Exchange (Bovespa).

The stockholders of RME are: Cemig, AGC, Luce and Equatorial.

As stated in Material Announcements published by Light on November 16, 2009, and by Cemig on December 15, 2009, the stockholders of RME, to comply with the provisions of the Stockholders’ Agreement of RME, intend to carry out a stockholding reorganization based on a partial split of the company, separating three equal parts, such that after that reorganization AGC and Cemig will hold their interests in Light directly, while Luce, through Luce Empreendimentos e Participações S.A. (“Lepsa”), and Equatorial, through the remaining equity portion of RME, will retain their respective indirect interests in Light, as shown by this diagram:

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The contract with AGC:

This is a Share Purchase Agreement for the acquisition of 26,576,149 (twenty-six million five hundred and seventy-six thousand one hundred and forty-nine) common shares in Light, representing approximately 13.03% of the voting and total capital of Light, of which 25,494,500 (twenty-five million four hundred and ninety-four thousand five hundred) shares are to be acquired on the closing date, and 1,081,649 (one million and eighty one thousand six hundred and forty-nine) shares are to be acquired by June 27, 2010.

The total price of this acquisition, corresponding to the 13.03% of the total capital of Light, is R$ 785,000,000.00 (seven hundred and eighty-five million Reais), equivalent to approximately R$ 29.54 (twenty-nine Reais and fifty-four centavos) per common share, of which R$ 753,050,507.80 (seven hundred and fifty-three million fifty thousand five hundred and seven Reais and eighty centavos), corresponding to 12.50% of the total capital of Light, is to be paid on the closing date, and R$ 31,949,492.20 (thirty-one million nine hundred and forty-nine thousand four hundred and ninety-two Reais and twenty centavos), corresponding to 0.53% of the total capital of Light, is to be paid by June 27, 2010. These amounts will be updated by the CDI (Interbank CD) rate published by Cetip (Securities Custody and Settlement Center), from December 1, 2009 up to the date of payment, after deduction of any dividends and Interest on Equity paid or declared by Light in this period.

The Share Purchase Agreement signed with AGC allows for assignment of the shares acquired to an affiliate of Cemig or to third parties.

The contract with PCP:

This is a Share Purchase Agreement relating to acquisition of 55.41% (fifty-five point forty-one per cent) of the indirect stockholding held by FIP PCP (Controlling stockholder of Equatorial) in Light.

At present, this interest consists of 14,728,502 (fourteen million seven hundred and twenty-eight thousand five hundred and two) common shares in Light, equivalent to 7.22% of the voting and total capital of Light.

For this transaction to be completed, Equatorial will undergo a process of split to separate out the indirect holding in Light to a new company (“Newco”) to be formed and listed on the BM&F Bovespa at the highest level of corporate governance compliance in that exchange’s Novo Mercado.

Thus, Newco will be the holder of the shares in Light previously held by Equatorial. Subsequently to this split, and to the listing of the shares of Newco on the Novo Mercado of the BM&F Bovespa, the controlling stockholder of Equatorial (FIP PCP) will sell the totality of its direct and/or indirect interest in Newco to a company in the capital of which Cemig will hold an interest of not less than 20%.

The price of this acquisition is the same as that negotiated with AGC, namely R$ 29.54 per share in Light, corresponding to R$ 434,968,500.00 (four hundred and thirty-four million nine hundred and sixty-eight thousand five hundred Reais), for 55.41% of the indirect interest in Light currently held by FIP PCP.

If the minority stockholders of Newco exercise their “tag-along” rights – their rights to sell their shares on the same conditions as in the sale transaction with the controlling stockholder – the value of the transaction could potentially reach a total of R$ 785,000,000.00 (seven hundred and eighty-five million Reais), corresponding to the total of 26,576,149 (twenty-six million five hundred and seventy-six thousand one hundred and forty-nine) common shares in Light which Newco will hold indirectly, representing approximately 13.03% of the total and voting capital of Light.

The stockholding reorganization of Equatorial is likely to be concluded within a maximum of 18 (eighteen) months, and the acquisition price will be updated in this period by the Cetip CDI rate, from December 1, 2009 to the date of payment, but after deduction, as applicable, of any dividends and Interest on Equity paid or declared by Light in this period.

The closing of the transactions is conditional upon approval by the competent bodies, by the Brazilian Development Bank (BNDES), and any other approvals from financing agents and/or holders of debentures of Light and of its subsidiaries that may be necessary. The closing date of the transaction will be decided after these conditions have been complied with.

The acquisitions will also be submitted to approval by the anti-trust bodies, including the Brazilian monopolies authority (CADE), within the period and in the form specified by the respective legislation.

Cemig will keep its stockholders and the market opportunely and properly informed on the conclusion of the acquisition.

Belo Horizonte, December 30, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

18.                                                                                Material Announcement, Absorption of Part of Assets and Liabilities of RME, Companhia Energética de Minas Gerais – CEMIG, December 31, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MATERIAL ANNOUNCEMENT

This is a public announcement by Cemig (Companhia Energética de Minas Gerais) to its stockholders and the market in general, in sequence to Material Announcements published by Cemig on September 15 and by Light S.A. on November 16, 2009, in relation to the process of stockholding reorganization of RME – Rio Minas Energia Participações S.A., as follows:

An Extraordinary General Meeting of Stockholders of Cemig held on December 31, 2009 approved the proposal for absorption by Cemig of one of the three separated portions of the assets and liabilities of RME.

Since an Extraordinary General Meeting of Stockholders of RME, also held on December 31, 2009, approved a non-proportional split of RME, separating three portions of its assets and liabilities, with absorption of each separated portion by Cemig, Andrade Gutierrez Concessões S.A. and Luce Empreendimentos e Participações S.A., as a result the transaction was declared effective and completed.

Additionally, on December 30, 2009, a new Stockholders’ Agreement of Light S.A. was signed, putting into effect, mutatis mutandis, the provisions of the Stockholders’ Agreement of RME.

Belo Horizonte, December 31, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19.                                                                                Market Announcement, Debentures of Cemig Geração e Transmissão S.A., Cemig Geração e Transmissão S.A.

Minuta

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Registered with the CVM – CVM Nº: 02032-0

CNPJ Nº: 06.981.176/0001-58     –    NIRE:  0623221310098

Av. Barbacena 1200, 12nd floor, B1 Wing, Santo Agostinho

30190-131 Belo Horizonte, Minas Gerais, Brazil

ISIN Code of the First Series:     BRCMGTDBS021

ISIN Code of the Second Series: BRCMGTDBS039

MARKET ANNOUNCEMENT

CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“the Issuer”), BB - BANCO DE INVESTIMENTO S.A. (“BB-BI” or “the Lead Manager”), CAIXA ECONÔMICA FEDERAL (“CAIXA”), HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“HSBC”), BANCO VOTORANTIM S.A. (“Votorantim”), BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO (“BESI”) and BANCO BTG PACTUAL S.A., formerly named Banco UBS Pactual S.A. (“BTG Pactual”, and when referred to jointly with the Lead Manager, CAIXA, HSBC, Votorantim and BESI, “the Managers”), hereby announce to the public, in accordance with Instruction 400 of December 29, 2003 issued by the Brazilian Securities Commission (“CVM”) as amended ( “CVM Instruction 400”), and in accordance with the Anbid Code of Regulation and Best Practices for Public Offerings of Distribution and Acquisition of Securities, that on December 22, 2009 they filed application to the CVM for registry of the Public Distribution (“the Offering” or “the Issue”) of 270,000 (two hundred and seventy thousand) non-convertible, nominal, book-entry, unsecured debentures, in two series, of the Issuer’s Second Issue, with nominal unit value of R$ 10,000.00 (ten thousand Reais) on the Issue Date (as defined below) (“the Debentures”), making a total value of

R$ 2,700,000,000.00

1.   CORPORATE DECISIONS

The Issue was decided and approved in meetings of the Board of Directors of the Company held on July 23, August 27 and December 1, 2009 (“the Board Meetings”). The minutes of the meetings of the Board of Directors of the Company held on July 23 and August 27, 2009 were duly filed with the Commercial Board of the State of Minas Gerais (“JUCEMG”) on September 3 and 8, 2009, under numbers 4189606 and 4191508, respectively, and published on September 9, 2009 in the Official Gazette of the State of Minas Gerais, and in the newspapers Valor Econômico – National Edition and O Tempo. The minutes of the meeting of the Board of Directors of the Company held on December 1, 2009 were duly filed with JUCEMG on December 16, 2009 and will be published in the Official Gazette of the State of Minas Gerais and in the newspapers Valor Econômico – National Edition and O Tempo.

2.   INFORMATION ABOUT THE OFFERING

2.1.                            Bookbuilding Procedure

The Managers will organize the procedure of collection of investment intentions with potential investors in the Offering, in the terms of Article 23, Paragraphs 1 and 2, and Article 24, of CVM Instruction 400, without receipt of reservations, without minimum or maximum lots of debentures of the First Series (as defined below) nor of Debentures of the Second Series (as defined below) (“the Bookbuilding Procedure”), so as to decide, jointly with the Issuer, the quantity and remuneration of each one of the series of the Issue, subject to the limits specified in Item 2.4 below. The result of the Bookbuilding Procedure will be ratified through an amendment to “the Private Deed of The Second Issue of Non-convertible, Unsecured Debentures of Cemig Geração e Transmissão – Cemig GT in Two Series for Public Distribution”, entered into between the Issuer and Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A. (“the Fiduciary Agent”) on December 15, 2009 (“the Issue Deed”), and will be published by an advertisement of the Start of the Offering (“the Commencement Announcement”).

2.2.                            Total Value of the Issue

The total value of the Issue is R$ 2,700,000,000.00 (two billion, seven hundred million Reais) on the Issue Date.

2.3.                            Issue Date:

For all purposes and effects, the date of issue of the Debentures will be January 15, 2010 (“the Issue Date”).

2.4.                            Series

The Issue will be made in up to two series, and the quantity of Debentures to be allocated to each series will be defined by means of the Bookbuilding Procedure, subject to the allocation of the Debentures between the Series taking place on “the Communicating Channels” system (“the Communicating Channels System”). The Issuer may not place the Debentures of the Second Series (as defined below) before all the Debentures of the First Series (as defined below) have been placed, under Article 59, Paragraph 3, of Law 6404 of December 15, 1976, as amended (“the Corporate Law”). The Issuance of the Debentures of the Second Series is conditional upon obtaining of demand from investors sufficient for the issuance of, at least 20,000 (twenty thousand) Debentures of the Second Series (“the Minimum Amount of the Second Series”). If the Minimum Amount of the Second Series is not reached in the Bookbuilding Procedure, the Issuer will cancel the issuance of the said series.  Subject to the express references to the Debentures of the First Series or the Debentures of the Second Series, all references to “the Debentures” should be understood as a joint reference to the Debentures of the First Series and Debentures of the Second Series.

2.5.                            Number of debentures:

The Issue shall be made up of 270,000 (two hundred and seventy thousand) Debentures.

2.6.                            Nominal Unit Value:

The nominal unit value of the Debentures is R$ 10,000,000.00 (ten million Reais) (“the Nominal Unit Value”).

2.7.                            Type and Form:

The Debentures shall be nominal and of the book-entry type, without issuance of deposits or certificates.

2.8.                            Tenor and Maturity Date:

The Debentures allocated to the first series (“the Debentures of the First Series”) shall have tenor of 2 (two) years from the Issue Date, with maturity on January 15, 2012 (“the Maturity Date of the First Series”). The Debentures allocated to the Second Series (“the Debentures of the Second Series”) shall have a period of maturity of 5 (five) years from the Issue Date, with maturity on January 15, 2015 (“the Maturity Date of the Second Series”).

2.9.                            Amortization

The full amortization of the Nominal Unit Value of the Debentures of the First Series shall be made in a single payment, on the Maturity Date of the First Series.

The Nominal Unit Value of the Debentures of the Second Series will be amortized in three annual installments, each one of them monetarily adjusted from the Issue Date, the first with maturity on January 15, 2013, the second with maturity on January 15, 2014 and the last with maturity on January 15, 2015 (“the Amortization Dates of the Debentures of the Second Series”), as per this table:

Amortization Dates	Fraction of the Nominal Unit Value to be Amortized
January 15, 2012	33.00%
January 15, 2014	33.00%
January 15, 2015	34.00%

2.10.                     Remuneration of the Debentures of the First Series

The Debentures of the First Series shall be remunerated as follows.

I.                                         Monetary updating: The Nominal Unit Value of the Debentures of the First Series will not be updated.

II.                                     Remuneratory Interest: Remuneratory Interest corresponding to the accumulated variation of the average daily values of DI — Interbank Deposit — one-day, extragrupo rate shall be applied to the Nominal Unit Value of the Debentures of the First Series, in percentage form, calculated, and published daily by Cetip in the daily bulletin on its website (http://www.cetip.com.br) (“the DI Rate”), capitalized by a spread to be decided in accordance with the Bookbuilding Procedure, and in any event limited to 1.50% (one point five zero percent) per year (“the Minimum Rate of the First Series”), on the basis of 252 (two hundred and fifty two) Business Days, from the Issue Date or from the Date of Payment of the Remuneration immediately prior to the date of the actual payment of the Debentures of the First Series (“the Remuneratory Interest on the First Series”), which will occur at the end of each Capitalization Period, as defined in Item 4.5.1 of the Issue Deed. The Remuneratory Interest of the First Series will be calculated by the regime of compound capitalization, pro rata temporis by Business Days and, subject to the periodicity specified in Item 2.12 below, shall be paid at the end of each Capitalization period, or on the date of early settlement resulting from early maturity of the Debentures by reason of the occurrence of one of the Default Events, subject to the formula contained in the Issue Deed.

For the purposes of the Issue, the expression “Business Day(s)” means any day, with the exception of Saturdays, Sundays and national holidays.

2.11.                     Remuneration of the Debentures of the Second Series

The Debentures of the Second Series shall be remunerated as follows.

I.                                         Monetary updating: The Nominal Unit Value of the Debentures of the Second Series or the Balance of the Nominal Unit Value of the Debentures of the Second Series (as defined below), as the case may be, shall be updated, from the Issue Date, by the variation in the Expanded Consumer Price Index –IPCA (“the IPCA”), calculated and published by the Brazilian Geography and Statistics Institute – IBGE (“the IBGE” and “the Updating of the Second Series”, respectively), and the result of the Updating of the Second Series automatically incorporated into the Nominal Unit Value or the Balance of the Nominal

Unit Value, as the case may be, of the Debentures of the Second Series. The Updating of the Second Series shall be paid with the frequency specified in Item 2.12 below, or on the date of early settlement resulting from early maturity of the Debentures by reason of the occurrence of one of the Default Events, as applicable, subject to the formula contained in the Issue Deed.

II.                                     Remuneratory Interest: The Debentures of the Second Series shall be entitled to remuneratory interest to be decided in accordance with the Bookbuilding Procedure.  The Remuneratory Interest applicable to the Debentures of the Second Series shall obey the minimum rate equivalent to the remuneration on Series B National Treasury Notes, maturing on May 15, 2015 (“NTN-Bs”), calculated by the arithmetic mean of trades in NTN-Bs on 5 (five) days prior to the date of the Bookbuilding Procedure, according to indicative rates published by Andima – The Brazilian Association of Financial Market Institutions (“Andima”), plus 1.50% (one point five zero percent) per year (“the Remuneratory Interest of the Second Series” and, when referred to jointly with the updating of the Second Series, “the Remuneration of the Second Series”). The rate used for calculation of the Remuneratory Interest on the Second Series shall be applied to the Nominal Unit Value of the Debentures of the Second Series or to the Balance of the Nominal Unit Value of the Debentures of the Second Series, updated as stipulated above, calculated by Business Days elapsed, on the basis of a year of 252 (two hundred and fifty two) Business Days, from the Issue Date, and subject to the periodicity specified in Item 2.12 below, paid at the end of each Capitalization Period (or on the date of early settlement resulting from early maturity of the Debentures by reason of the occurrence of one of the Default Events, calculated by the regime of compound capitalization pro rata temporis by Business Days), obeying the formula contained in the Issue Deed.

2.12.                     Payment of the Remuneratory Interest of the First Series and of the Remuneratory Interest of the Second Series

The payment of the Remuneratory Interest of the First Series will be made annually, as from the Issue Date, on the fifteenth of January of each year, the first payment being payable on January 15, 2011 and the last payment on January 15, 2012, which is the Maturity Date of the First Series.

The payment of the Remuneratory Interest of the Second Series shall be made annually, as from the Issue Date, on the fifteenth of January of each year, the first payment being payable on January 15, 2011 and the last payment on January 15, 2015, which is the Maturity Date of the Second Series.

2.13.                     Guarantee

The Debentures of this Issue and the obligations assumed by the Issuer under the Issue Deed are guaranteed by a guarantee given by Companhia Energética de Minas Gerais – Cemig (“the Surety Guarantor”) which gives this guarantee as joint debtor and principal payer of all the obligations arising from the Issue Deed until their final settlement, with express waiver of the benefits provided by Articles 366, 827, 830, 834, 835, 837, 838 and 839, of Law 10406 of January 10, 2002 as amended (“the Civil Code”), and Articles 77 and 595, of Law 5869 of January 11, 1973 as amended (“the Code of Civil Procedure”) for the obligations assumed in the Issue Deed.

The Guarantor will subrogate itself in the rights of the Holders of Debentures of the First Issue and/or in the rights of the Holders of Debentures of the Second Series, as the case may be, if it comes to honor, totally or partially, the Guarantee subject of this item.

2.14.                     Placement Regime

The Managers shall carry out the public placement of the Debentures in the regime of firm guarantee of subscription, subject to the terms of the “Contract for Public Distribution, Under the Firm Guarantee of Placement Regime, of Non-convertible, Unsecured Debentures in Two Series of the Second Issue by Cemig Geração e Transmissão S.A.”), signed on December 15, 2009 between the Company and the Managers (“the Distribution Agreement”).

The Managers may subcontract financial institutions to assist them in placement of the debentures, in the terms of the Distribution Agreement.

2.15.                     Registry for Distribution and Trading

The Debentures shall be registered for (a) distribution in the primary market through the SDT – Securities Distribution Module (“the SDT”), administered and operated by Cetip, with distribution and trading settled, and the Debentures held in custody by, Cetip; and (b) trading in the secondary market through (i) the SND – National Debentures Module (“the SND”), administered and operated by Cetip, with trades settled through, and Debentures held in custody by, Cetip; and (ii) the Bovespafix system (“Bovespafix”), administered by BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros ( “BM&FBovespa”), with trades settled through, and Debentures held in custody by, the BM&FBovespa.

2.16.                     Use of proceeds

The net proceeds obtained by the Issuer through the paying-up of the Debentures will be applied in full for redemption of the 270 (two hundred and seventy) Commercial Promissory Notes of the Issuer’s Third Series, with nominal unit value of R$ 10,000,000.00 (ten millions Reais), issued on October 30, 2009, with remuneratory interest corresponding to 113% (one hundred and thirteen per cent) of the average DI Interbank Deposit, over extragrupo rate for one day, expressed in percentage form per year, on the basis of 252 (two hundred and fifty two) Business Days, calculated and published daily by Cetip, which were the subject of public distribution and which mature on April 28, 2010.

2.17.                     Mandated Bank and Depository Institution

The mandated bank and deposited institution of the Debentures is Banco Bradesco S.A., a financial institution with head office in the City of Osasco, São Paulo State, at Cidade de Deus, s/nº, Vila Yara, registered in the CNPJ/MF under No.60.746.948/0001-12 (“the Mandated Bank” or “the Depository Institution”, and this definition includes any such other institution as may come to succeed the Mandated Bank in the provision of the services specified in this item).

2.18.                     Fiduciary Agent

Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., with head office in the City of Rio de Janeiro, Rio de Janeiro State, at Avenida das Américas 500, Barra da Tijuca, registered in the CNPJ/MF under No. 36.113.876/0001-91, will act as the fiduciary agent of the Debentures, in the terms of the Issue Deed.

2.19.                     Limit of the Issue

The Issue complies with the limits specified in Article 60 of the Corporate Law, considering that the registered capital of the Issuer, on the Issue Date, will be R$ 3,296,785,358.90 (three billion two hundred and ninety six million seven hundred and eighty five thousand three hundred and fifty eight Reais and ninety centavos).

2.20.                     Start of the Offering

The public placement of the Debentures shall begin only after: (a) granting of registry of the Offering by the CVM; (b) publication of the Commencement Announcement; and (c) the final prospectus (“the Final Prospectus”) being made available to investors.

2.21.                     Estimated timetable of the stages of Offering:

Nº	Event	Date/ Projected Date *
1.	Filing of the Application for Registry of the Offering with the CVM	December 22, 2009
2.	Publication of the Market Announcement of the Offering Preliminary Prospectus (“the Preliminary Prospectus”)	December 23, 2009
3.	Start of presentations to potential investors	January 20, 2010
4.	End of presentations to potential investors	January 26, 2010
5.	Bookbuilding Procedure	January 23, 2010
6.	Registry of the offer with the CVM	By March 2, 2010
7.	Publication of the Announcement of Commencement of the Offering with publication of the result of the Bookbuilding Procedure Final Prospectus made available	March 3, 2010
8.	Settlement of Debentures of the First Series Settlement of the Debentures of the Second Series	March 8, 2010 March 9, 2010
9.	Publication of Closing Announcement of the Offering	By March 12, 2010

(*) The dates specified for future events are merely indicative, and are subject to alteration.

2.22                        Advertising

Advice must obligatory be given, in the form of notices, of all acts or decisions to be taken arising from this Issue which, in any form, involve interests of the Debenture holders, and notice of them must also be published in the newspaper Valor Econômico – National Edition, and also on the Issuer’s Internet page (http://cemig.infoinvest.com.br/ptb/s-45-ptb.html).

2.23                        Target public

The target public of the offering is made up of investors resident, domiciled or with head office in Brazil, including investment clubs, investment funds, managed portfolios, entities that are managers of third party funds registered with the CVM, entities authorized to function by the Brazilian Central Bank, condominiums for investment in portfolios of securities registered with the CVM and/or the BM&FBovespa, pension funds, open or closed supplementary pension plan or annuity entities, and insurance companies, and also investors considered to be institutional or qualified, under CVM Instruction 409 of August 18, 2004, as amended, taking into account, at all times, the risk profile of the parties to which the Offering is directed.

2.24                        Inappropriateness of the Offering

The Debentures are not appropriate for investors that: (i) require liquidity, in view of the possibility of trading in the Debentures in the secondary market being small or non-existent; (ii) are not disposed to run the credit risk of the electricity sector; and/or (iii) do not have the degree of sophistication and knowledge necessary for assuming the risks inherent to investment in the Debentures. Investors should read the “Risk Factors” section of the Preliminary Prospectus and of the Final Prospectus.

3.  1.   PRELIMINARY PROSPECTUS

The Preliminary Prospectus is available at the following addresses and web pages:

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Avenida Barbacena 1200, 12th Floor, B1 Wing,

30190-131 Belo Horizonte, MG, Brazil

Website: http://cemig.infoinvest.com.br/ptb/s-45-ptb.html

BB – BANCO DE INVESTIMENTO S.A.

Rua Senador Dantas 105, 36th Floor,

Centro, Rio de Janeiro, RJ, Brazil

Website: http://www.bb.com.br/ofertapublica – Select > Outros Prospectos

CAIXA ECONÔMICA FEDERAL

Avenida Paulista 2300, 12th Floor, Cerqueira César,

01310-300 São Paulo, SP, Brazil

Website: http://www.caixa.gov.br/download/index.asp – Select the item Mercado de Capitais – Ofertas em Andamento > Sub-item Cemig Geração Transmissão – 2ª Emissão Debêntures – 2009

HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Avenida Brigadeiro Faria Lima 3064, 4th Floor,

01451-000 São Paulo, SP, Brazil.

Website:

http://www.hsbc.com.br/1/2/portal/pt/para-sua-empresa/investimento/operacoes-especiais/operacoes-especiais-mais-informacoes — Select Cemig Geração e Transmissão – Prospecto da 2ª Emissão de Debêntures

BANCO VOTORANTIM

Avenida das Nações Unidas 14171, 18th Floor, Torre A,

04794-000 São Paulo, SP, Brazil.

Website: http://www.bancovotorantim.com.br/ofertaspublicas

BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO

Avenida Brigadeiro Faria Lima 3729, 6th Floor, Itaim Bibi,

04538-905 São Paulo, SP, Brazil.

Website: http://www.besinvestimento.com.br/emissoes

BANCO BTG PACTUAL S.A.

Avenida Brigadeiro Faria Lima 3729, 9th Floor,

04538-133 São Paulo, SP, Brazil.

http://www.btgpactual.com/home/ib/pt/capitalmarkets.aspx

CETIP S.A.  – The Organized Over-the-counter Market in Assets and Derivatives

Rua Líbero Badaró 425, 24th Floor,

01009-000 São Paulo, SP, Brazil.

Website: www.cetip.com.br

BM&FBOVESPA S.A. – Stock, Commodities and Futures Market

Rua XV de Novembro 275,

01009-000 São Paulo, SP, Brazil.

Website: http://www.bovespa.com.br

CVM – BRAZILIAN SECURITIES COMMISSION

Rua Sete de Setembro 111, 5th Floor,

Centro, Rio de Janeiro, RJ, Brazil.

Website: http://www.cvm.gov.br

4.   ADDITIONAL INFORMATION

For further information on the Offering and the Debentures, interested parties should contact the head office of the Managers, or the CVM, Cetip, BM&FBovespa or the head office of the Issuer, at the addresses indicated in Item 3 above.

The information contained in the Preliminary Prospectus will be the subject of analysis by the CVM and is subject to complementation or correction.

The Final Prospectus will be placed at the disposal of Investors in the locations referred to above, as from the date of publication of the Commencement Announcement, which will depend on granting of the Registry of the Offering by the CVM.

Registry of this distribution does not imply any guarantee by the CVM of the truthfulness of the information given nor any judgment on the quality of the issuer, nor on the debentures to be distributed.

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

The present public offer or program was prepared in accordance with Anbid’s rules for Regulation and Best Practices for Public Offers for Distribution and Acquisition of Securities, and thus complies with the minimum standards of information required by Anbid, and Anbid has no responsibility for the said information, nor for the quality of the Issuer and/or of the offering party/ies, nor of the Participating Institutions nor of the securities that are the subject of the present public offer/program. This seal does not imply an investment recommendation. Registration or prior analysis of this distribution does not imply, on the part of Anbid, a guarantee of the truth of the information provided nor any judgment on the quality of the issuing company nor the securities to be distributed.

MANAGERS

BB – BANCO DE INVESTIMENTO S.A. IS THE LEAD MANAGER

20.                                                                                Press Release, CEMIG Increases Its Stake in Light S.A., Companhia Energética de Minas Gerais – CEMIG, December 30, 2009

Cemig Increases its Stake in Light

Belo Horizonte, Brazil, December 30, 2009.– Cemig (SAO: CMIG 3, CMIG 4; NYSE: CIG, CIG*C; Latibex: XCMIG) announced today two share purchase agreements that will restructure the control of Light S.A. (SAO: LIGT3), which has distribution assets mainly in the Rio de Janeiro State. The purchase agreements are with AGC (the concession holding company of the Andrade Gutierrez group) and PCP (the controlling shareholder of Equatorial), both of which currently have a stake in RME, the holding company that controls Light. The transaction, estimated at approximately R$ 1.6 billion, including the participation of third parties, will take place after any required approvals.

To acquire the stakes in Light, a special-purpose company (SPC) will be constituted jointly with an FIP (Equity Investment Fund), in which Cemig will have a minority stake. Upon completion of the restructuring transactions, the SPC will hold up to 26.06% of Light S.A., while Cemig and Luce will retain its original stake, now equivalent to 13.03% each in direct stockholdings. The SPC will be the investment vehicle created to facilitate the structure of this transaction – similar to the structure adopted for the acquisition of Terna – without affecting Cemig’s cash flow or dividend payments. Prior to the announcement of this acquisition, Cemig had a 13.03% indirect participation of Light’s capital.

The acquisition of direct or indirect stakes in Light, currently held indirectly by Andrade Gutierrez (13.03%) and Equatorial (13.03%), will be at approximately R$ 29.54 per share, and will be paid after the any required approvals, following the shareholders’ restructuring of Equatorial. The Share Purchase Agreement specifies that in the future Cemig may transfer the stakes acquired to an affiliated company created in a partnership with an Equity Investment Fund - FIP specifically for this acquisition, in which Cemig would become a minority shareholder. Through this structure, created specifically for the transaction, Cemig achieves a lower expense cost of its own resources in the acquisition of the additional stake in Light, adding value for its shareholders, without changing its dividend policy that states an annual minimum dividend of 50% of its consolidated net income.

The acquisitions announced exceed Cemig’s minimum profitability criteria while creating value for its shareholders. Based on market estimates, the Enterprise Value/Ebitda equals 7.22 in 2009 and 6.36 in 2010. The price per share, of R$ 29.54, is at par with previous transactions closed in the Brazilian electricity market. The real annual rate of return to the shareholders is of 11.0%, in addition to further gains derived from future improvements in operational efficiency.

The increase in Light’s stake follows Cemig’s strategy of expanding its market share in all the segments of the Brazilian electricity market. In all operations, Cemig permanently seeks a return compatible with each activity.

Sérgio Barroso, Chairman of Cemig’s Board of Directors, commented, “This acquisition takes us a step ahead in the execution of the strategy set in our long-term strategic plan. We first began to grow beyond the state of Minas Gerais in 2005, and today we have business in 20 other Brazilian, as well as in Chile.

“Light represents an excellent investment opportunity for Cemig and its shareholders; even more when it is done through a creative structure that fully preserves the company’s financial integrity.

“We have consolidated our presence in the Brazilian electricity market, mainly in the state of Rio de Janeiro, the country’s second-largest market an within a local economy that will in the future, incidentally, be boosted by the Summer Olympic Games and the Soccer World Cup.

“We are particularly happy with this additional stake in Light, especially as we already know the company’s culture, information and operations. Cemig will work seeking the expansion of its activities, with emphasis on sustainable projects, preserving its values, culture and the excellence of its employees. Light will benefit from Cemig’s technical experience in the sector, and also its financial solidity.

“With a higher stake in Light, we will consolidate our growth strategy, adding value for the shareholders of both companies, and preserving both the solidity of our balance sheet and our dividend policy.”

For further details regarding the increase of Cemig’s (NYSE: CIG) stake in Light, we kindly invite you to the Conference Call that will take place on January 4th 2010, 12:00, New York (17:00 GMT).

To participate, call:

+55 (11) 4688-6341

Password: CEMIG

Playback:

Phone: (55 11) 4688-6312

Passwords:

45765 (Portuguese) 45766 (English)

Available from January 4th to January 10th